UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No.)


                             Yukon Gold Corporation
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    988480109
                                 (CUSIP Number)


                                   May 1, 2009
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/     Rule  13d-1(b)
     /x/     Rule  13d-1(c)
     /_/     Rule  13d-1(d)



      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 988480109

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1)     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of Above Persons (entities only)

       Atna Resources Ltd.
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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_|
      (b) |_|

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3)     SEC  Use  Only

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4)     Citizenship  or  Place  of  Organization

       British Columbia
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     Number  of  Shares     5)     Sole  Voting Power
                                   7,238,906
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power
                                   7,238,906
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power

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9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

      7,238,906

--------------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------

11)     Percent  of  Class  Represented  by  Amount  in  Item  9

        17.9%
--------------------------------------------------------------------------------

12)     Type  of  Reporting  Person  (See  Instructions)

        CO
--------------------------------------------------------------------------------

ITEM 1.

(A)   NAME OF ISSUER: Yukon Gold Corp


(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:139 Grand River St., PO Box 510 Paris, ON N3L 3T6 Canada


ITEM 2.

(A)   NAME OF PERSONS FILING: Atna Resources Ltd.

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE,  RESIDENCE:
      14142 Denver
      West Parkway, Suite 250 Golden, CO 80401

(C)   CITIZENSHIP: Canada

(D)   TITLE OF CLASS OF SECURITIES: Common

(E)   CUSIP NUMBER: 988480109


ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   ___   An   investment    adviser   in   accordance   with   240.13d-
            1(b)(1)(ii)(E).

      (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM 4.     OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:7,238,906

      (b)   Percent of class: 17.9%


      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 7,238,906

            (ii)  Shared power to vote or to direct the vote:

            (iii) Sole  power  to   dispose   or  to  direct   the   disposition
                  of: 7,238,906

            (iv)  Shared power to dispose or to direct the disposition of:

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            N/A

ITEM  8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            N/A

ITEM  9.    NOTICE  OF  DISSOLUTION  OF  GROUP

            N/A

ITEM 10.    CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:     October 7, 2009


                                   By:  /s/  David P.Suleski
                                        -------------------------------
                                        Name:  David P. Suleski
                                        Title: Chief Financial Officer